NEWS RELEASE

FOR IMMEDIATE RELEASE

CE FRANKIN LTD. ANNOUNCES

LEADERSHIP PERSONNEL CHANGE

Calgary, Alberta, January 16, 2006 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced today that Salvatore (Sam) Secreti, Vice President and Chief Financial Officer, plans to step down on May 31, 2006.  Mr. Secreti will stay on through the year end process and allow CE Franklin to perform a search for a suitable replacement.

“I would like to thank Sam for his exceptional service and significant contribution to the Company’s turnaround.” Said Michael West, Chairman, President and Chief Executive Officer.  “I respect and support Mr. Secreti’s decision to take a sabbatical from the work force to spend time with his family.”

About CE Franklin

CE Franklin distributes products and related services to the Canadian oil and gas industry, including projects involving drilling and completions, production and maintenance and capital construction. In addition, we are an important provider of materials to other resource based industries. We serve our customers through our network of 41 branches and across Canada – from British Columbia to Ontario – as well as internationally.

Our employees are committed to delivering on the promises we have made to our customers, partners, vendors, communities and shareholders. We promise to listen, to improve, to work in partnership, to improve economics, to generate new ideas and to create and build value.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

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